Exhibit 12(d)
LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(Millions of Dollars)

	Successor		Predecessor
	9 Months	2 Months	10 Months
	Ended	Ended	Ended
	Sep. 30,	Dec. 31,	Oct. 31,	Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings, as defined:
Income from Continuing Operations
Before Income Taxes	$343	$70	$300	$(1,235)	$(1,536)	$332	$310
Adjustment to reflect earnings from equity
method investments on a cash basis	(1)		(4)	11		(5)	(2)
Loss on impairment of goodwill				1,493	1,806
Mark to market impact of derivative
instruments		2	(20)	(19)	34
	342	72	276	250	304	327	308

Total fixed charges as below	113	25	158	186	199	170	161

Total earnings	$455	$97	$434	$436	$503	$497	$469

Fixed charges, as defined:
Interest charges (a)	$108	$24	$153	$176	$184	$155	$143
Estimated interest component of
operating rentals	5	1	5	5	5	4	4
Estimated discontinued operations interest
component of rental expense				5	10	10	10
Preferred stock dividends						1	4

Total fixed charges (b)	$113	$25	$158	$186	$199	$170	$161

Ratio of earnings to fixed charges	4.0	3.9	2.7	2.3	2.5	2.9	2.9

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.